UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Tecnologia Bancária S.A. (TECBAN) – New Shareholders’ Agreement

Banco Bradesco S.A. informs to its shareholders and to the market in general that:

1.      Along with Banco do Brasil S.A., Itaú Unibanco S.A., Banco Santander (Brasil) S.A., HSBC Bank Brasil S.A. – Banco Múltiplo, Caixa Econômica Federal and Banco Citibank S.A., by themselves and/or by their controllers/subsidiaries/companies under common control, all together referred to as "Parties", with the consent and agreement of Tecnologia Bancária S.A. ("TecBan"), signed, on 7.17.2014, a new Shareholders' Agreement of TecBan ("Shareholders' Agreement"), which, as soon as it enters into force, will repeal and replace the existing shareholders’ agreement.

2.      In addition to the usual provisions in shareholders' agreements, as rules on governance and transfer of shares, the Shareholders' Agreement provides that, in approximately 4 years of its entry into force, the Parties shall have replaced part of its external network of Self-Service Terminals ("ATM") by ATMs of Banco24Horas Network, which are and will continue to be managed by TecBan. In general, they can be understood as parts of the external network, the ATMs situated outside the banking branches environment, where access is not restricted, exclusive or controlled, such as those located in shopping malls, gas stations, supermarkets, etc.

3.     With that, in line with the world trend of best industry practices, the Parties, which constitute the main retail banks in the Country, will consolidate their external networks of ATMs in the terminals of Banco24Horas Network, generating increased efficiency, as well as greater quality and capillarity of services to their customers. It is worth remembering that, in addition to the Parties, about 40 other financial institutions are clients of TecBan, so that such growth of Banco24Horas Network will also significantly benefit such institutions and their respective clients.

4.       The entry into force of the Shareholders’ Agreement is subject to some suspensive conditions, among which, the approval of the competent regulatory bodies.

Osasco, SP, July 18, 2014.

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 18, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.